FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Company) Suite 3100, Three Bentall Centre, 595 Burrard Street Vancouver, B.C. V7X 1J1 Telephone: (604) 681-8371

Item 2:	Date of Material Change

June 3, 2005

Item 3:	Press Release

The Press Release was disseminated on June 3, 2005 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (BGO-TSX, AMEX, BAU-AIM) has announced the results of a Feasibility Study for the Kupol gold and silver project located in Chukotka, North Eastern Russia. The Feasibility Study demonstrates that Kupol is technically feasible and can be developed as a high grade, low cost gold and silver mine with robust project economics. Bema is earning a 75% interest in the project, from the Government of Chukotka. All dollar figures are in United States dollars unless otherwise indicated.

Item 5:	Full Description of Material Change

Bema Gold Corporation has announced the results of a Feasibility Study (the “Feasibility Study”) for the Kupol gold and silver project located in Chukotka, North Eastern Russia. The Feasibility Study demonstrates that Kupol is technically feasible and can be developed as a high grade, low cost gold and silver mine with robust project economics. Bema is earning a 75% interest (currently has a 40% interest) in the project from the Government of Chukotka. All dollar figures are in United States dollars unless otherwise indicated.

Following two seasons of drilling, in 2003 and 2004, Bema has identified an estimated indicated mineral resource at Kupol of 6.4 million tonnes containing 4.2 million ounces of gold at an average gold grade of 20.3 grams per tonne (g/t) and 53 million ounces of silver at an average silver grade of

257 g/t and a further 4 million tonnes of inferred resources containing 1.6 million ounces of gold at an average gold grade of 12.4 g/t and 23 million ounces of silver at an average silver grade of 171.4 g/t.

Using only the Indicated mineral resource, the Feasibility Study estimates Probable reserves of 7.1 million tonnes containing 3.85 million ounces of gold at an average gold grade of 16.9 g/t and 48.76 million ounces of silver at an average silver grade of 214 g/t as follows.

Probable Reserves(1)(3)(4)

	Tonnes (x1000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (x 1000)(2)	Contained Metal Silver Troy Ounces (x 1000)(2)
Open Pit	1,426	20.4	193.2	937	8,854
Underground	5,661	16.0	219.3	2,918	39,908
Total Probable	7,087	16.9	214.0	3,855	48,762

(1)	Probable reserves incorporated into a mine plan and economic model that include:
22% expected mining dilution; and
96% mining recovery of indicated resources.
(2)	Contained metal remains subject to process recovery losses.
(3)	Metal prices used for cut-off calculations were $350/oz for gold and $5.50 per ounce for silver.
(4)	Surface cut-off for mine planning is 3.5 g/t Aug. Underground cut-off for mine planning is 6.0 g/t Au.

The following tables outline the projected Kupol production parameters on a 100% basis, using a gold (Au) price of $400 per ounce and a silver (Ag) price of $6.00 per ounce:

Year 1-2 estimated average production:

Tonnes/ day	Grade Au g/t	Grade Ag g/t	Au oz’s/ year	Ag oz’s/ year	Oper. cash cost/oz*	Total cash cost/oz*
3,000	23.1	242.9	701,000	6,260,000	$41	$83

Year 1-5 estimated average production:

Tonnes/ day	Grade Au g/t	Grade Ag g/t	Au oz’s/ year	Ag oz’s/ year	Oper. cash cost/oz*	Total cash cost/oz*
3,000	18.7	227.5	600,000	6,100,000	$43	$84

Life of mine average production (6.5 years):

Tonnes/ day	Grade Au g/t	Grade Ag g/t	Au oz’s/ year	Ag oz’s/ year	Oper. cash cost/oz*	Total cash cost/oz*
3000	16.9	214	552,000	5,860,000	$47	$88

*net of silver credits

All Probable reserves are incorporated into a mine plan and an economic model that includes both an open pit and underground mine development. The reserves include expected mining dilution of 22% and mining recovery of 96% of the indicated resources.

The total pre-production capital cost is estimated at approximately $364 million which includes $288.2 million for mine site facilities and pre-production development, $36 million for mining equipment and $39.8 million in working capital. (This compares to the combined total of pre-

production capital costs and mining equipment costs of $340 million from the Kupol Preliminary Economic Assessment released in May 2004).

Using $400 gold and $6.00 silver Bema has calculated a preliminary, pre tax, Net Present Value ("NPV")* at a 0% discount, of approximately $730 million for the Kupol deposit life of mine. At a 5% discount the NPV* has been calculated at approximately $430 million. Based on the assumptions from the Feasibility Study, pre-production capital cost payback is estimated at approximately 18 months. These calculations are based solely on probable reserves and do not include the inferred resource.

* 100% basis

The foregoing discussion represents projections only and there can be no assurance that actual performance will meet these projections.

The following tables show the risk-adjusted (cut) indicated and inferred resources (see italics under "Methodology Used to Estimate the Kupol Resource" below) for the Kupol property. The Big Bend resource is also included within the "All Kupol Vein". The 6 g/t gold cut-off was chosen as it was interpreted to approximate potential mineable cut-off grades.

Indicated Resource: Undiluted Risk-Adjusted, Vein, Above 6 g/t Gold Cut-off

	Tonnes (x1000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (x 1000)(2)	Contained Metal Silver Troy Ounces (x 1000)(2)
Big Bend	2,208	29.1	358.6	2,064	25,454
All Kupol Vein(1)	6,403	20.3	257.0	4,184	52,911

Inferred Resource: Undiluted Risk-Adjusted, Vein, Above 6 g/t Gold Cut-off

	Tonnes (x1000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (x 1000)(2)	Contained Metal Silver Troy Ounces (x 1000) (2)
Big Bend	532	12.4	188.6	212	3,226
All Kupol Vein(1)	4.090	12.4	171.4	1,637	22,539

(1)	Including Big Bend

(2)	Subject to mine planning, metallurgical recovery studies and infill drilling to be converted to reserves. Subject to mining dilution and process recovery losses.

The following tables show the uncut (non-risk adjusted) indicated and inferred resources at Kupol. As above, the Big Bend resource is included within the "All Kupol Vein".

Indicated Resource: Undiluted Not Cut, Vein, Above 6 g/t Gold Cut-off

	Tonnes (x1000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (x 1000)(2)	Contained Metal Silver Troy Ounces (x 1000) (2)
Big Bend	2,209	31.0	382.6	2,201	27,165
All Kupol Vein(1)	6,417	21.7	275.7	4,486	56,874

Inferred Resource: Undiluted Not-Cut, Vein, Above 6 g/t Gold Cut-off

	Tonnes (x1000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Metal Gold Troy Ounces (x 1000)(2)	Contained Metal Silver Troy Ounces (x 1000) (2)
Big Bend	532	13.1	198.8	223	3,400
All Kupol Vein(1)	4,102	13.1	179.4	1,723	23,659

(1)	Including Big Bend

(2)	Subject to mine planning, metallurgical recovery studies and infill drilling to be converted to reserves. Subject to mining dilution and metallurgical recovery losses.

Mine Plan

The Feasibility Study contemplates the simultaneous commencement of open pit and underground mining. For the first three years, the mill will process approximately 1,000 tonnes per day of open pit ore and approximately 2,000 tonnes per day of underground ore. After year three, the mill will process approximately 2,750 tonnes per day of underground ore and 250 tonnes per day of stockpiled ore. Gold recoveries are estimated to average 93.8%, while silver recoveries are estimated to average 78.8% . The milling process will consist of primary crushing and gravity circuit, followed by whole ore leaching. Merril Crowe precipitation will be used to produce gold and silver doré bars.

The Feasibility Study was prepared by an integrated engineering team which included Bema personnel, a number of technical consulting firms and a group of independent metallurgical labs.

Inferred Resources

In addition to the probable reserve estimate outlined in the Feasibility Study, the Kupol property hosts an inferred resource estimated at approximately 4 million tonnes grading on average 12.4 g/t gold and 171.4 g/t silver containing 1.6 million ounces of gold and 23 million ounces of silver. This inferred resource is proximal to the Kupol probable reserve, located primarily to the north of the North Zone. If further drilling succeeds in converting these resources to reserves, this could extend the Kupol mine life up to approximately an additional six years (depending on the mining rate) beyond the current 6.5 years as identified by the Feasibility Study.

Financing

With the completion of the Feasibility Study, Bema is working to finalize negotiations with its bankers regarding the project loan facility for the development and construction of the Kupol mine. Bema is currently utilizing a $100 million bridge loan from Bayerische Hypo- und Vereinsbank AG

("HVB") for the ongoing development work at Kupol. This bridge loan will be paid back from a portion of the project loan.

A payment of $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study is due to the Government of Chukotka within 90 days of completion of the feasibility study.

Development

The 2005 development program at Kupol has commenced consisting of camp expansion, road construction and site earth works. Materials for the 2006 development program are currently being procured and will be shipped to the Pevek (Russia) storage facility this summer for delivery to the Kupol site next year. The main construction years at Kupol will be 2006 and 2007, with production scheduled for mid 2008, subject to obtaining required financing and final production permits.

Exploration

The 2005 exploration and condemnation drill program has commenced at Kupol using six drill rigs. The schedule calls for 45,000 metres of exploration, condemnation and infill drilling. The primary focus of this year’s program is exploration designed to drill test the deposit to the north and to depth in the north, to test the main structure at depth looking for stacked boiling zones, to drill further south on the main structure and to drill at least four other possible parallel structures. To date, Bema has drilled 17 holes totalling 4,270 metres of condemnation and exploration drilling and complete results have been received from six condemnation and one exploration hole.

The first exploration hole (hole 05-456), a step-out hole drilled 100 meters north of the last mineralized hole in the North Extension Zone, intersected 28.33 g/t gold and 245.7 g/t silver over a drill length of 13.6 meters (approximate true width of 8 meters). The North Extension Zone continues to remain open to the north and at depth.

Condemnation holes drilled in the planned tailings area, 1.5 kilometres southwest of Big Bend, have intersected a large zone of structurally controlled clay alteration similar to the upper part of the North Zone Extension. Hole 05-457 drilled in this area intersected 2.95 meters of 44.54 g/t silver in a quartz vein. The orientation of this vein and its genetic relationship to the clay alteration zone is currently unknown and follow up drilling is ongoing in this area.

Results from the significant intercepts are, for the assays received to date, as follows:

Hole #	Location	From (m)	To (m)	Length (m)	Gold Grade g/t	Silver Grade g/t
KPO5-456	North Extension	376.2	389.8	13.6	28.3	245.7
	includes	376.2	382.9	6.7	40.3	301.45
	plus	402.1	405.6	3.5	5.9	43.4
KPO5-457*	Tailings area	118.0	120.95	2.95	0.1	44.5

* Condemnation hole

A Quality Control Program ("QC") has been designed in concert with an independent consultant to meet or exceed the requirements of N1 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling. Tom Garagan, Vice President of Exploration, is the Qualified Person for Bema Gold Corporation.

Methodology Used to Estimate the Kupol Reserves

Several factors are considered in the probable ore reserves for the open pit mine such as availability of surface equipment from the construction effort, estimated surface mining costs and meteorological conditions. This resulted in an estimated pit of 1.426 million ore tonnes at a stripping ration of 11.9:1. The minimum mining width is 2 m and the vein must carry a minimum diluted grade of 3.5 g/t. Veins narrower than 2 m must have a gold content of at least 10 g/t. The minimum width in the pit bottom is set at 25 m to reduce the potential for personal injury or equipment damage. Mining dilution in the open pit is 24.2% and includes geometric dilution and interburden dilution. Ore loss estimate is 1%.

Probable reserves for the underground mining are based on the indicated resource above a 6 g/t cutoff grade. Initial underground stope outlines are designed using a minimum grade of 8 g/t and a minimum grade times thickness of 20 grams per metre. Non-economic materials such as small isolated vein occurrences are not considered in the mine plan. Mining dilution totals 22% and ore loss totals 4% for the underground mine plan.

The mine plan and associated economic model for the probable reserves considers the metallurgical losses and mine development (both open pit and underground development) required to exploit the reserves at a profit. In addition, the mine plan and associated economic model contains the costs to process the ore, manage the operation and deliver the product for sale.

Several factors are considered in the probable ore reserves for the open pit. The detailed methodologies used in the generation of the probable reserves for the pit include several steps commonly used in the mining industry. The following is not meant to be an exhaustive discussion of all engineering work performed to generate the probable mining reserves. The cut-off grade used for determining the economics of the open pit was 3.0 g/t Au using $350 Au and $5.50 Ag. The cut off grade was determined from estimated mining costs for open pit mining and also the cost for mining the ore from underground. For the very detailed pit planning a minimum mining width of 2 m carrying a grade of 3.5 g/t Au was used. Veins narrower than 2 m had to have a minimum grade of 10 g/t to be considered in the mine plan. The pit bottom minimum width is 25 m. This minimum width is essential for safely operating equipment. The pit bottom was left as flat as possible due to the underground mine eventually mining up to the pit floor.

The remote location of Kupol was considered in the pit optimization calculation. The very sizable construction fleet was determined to be suitable for the relatively short lived open pit mining operation and was available for surface mining. By using the construction fleet considerable capital for a surface mining fleet was eliminated thereby enhancing the economics. In addition, the extremely severe climate conditions were considered. There is an expectation of several days lost in the pit from weather related events such as extremely low temperatures, wind or a combination of wind and cold. After thorough economic modeling, an open pit probable reserve of 1.426 million tonnes was calculated. The stripping ration is approximately 12:1. The 1.426 million tonne pit is deemed to be the best economic configuration considering the engineering and geologic data available.

Probable reserves for the underground mine were also calculated with considerable engineering detail. The cut-off grade for underground mining is 6 g/t Au. Preliminary stope layout was accomplished using an 8 g/t (no dilution) criteria and a minimum grade X thickness of 20 grams per meter Au. As potential underground stopes were identified each potential stope was inspected for economic viability. Some material in the indicated resource did not become probable reserves due to the lack of continuity, an isolated volume far from development or other reason that made it uneconomic.

Kupol Mineral Resource

QA/QC on Assay and Logged Database

The Kupol QA/QC program used to monitor the accuracy of the assay database was managed by Bema’s Qualified Person Tom Garagan and was audited by an external consultant who found it to be compliant with NI 43-101 requirements. The lithology database was verified by redundant checks against original and quick log information

Methodology Used to Estimate the Kupol Resource

The construction of the Resource Model was performed using Datamine software by Bema personnel and several contractors. The process of building the resource model was overseen by external consultants.

The resource was estimated from a three-dimensional block model, which was created by interpreting the vein, stockwork zone, dyke and faults on east-west trending vertical cross sections and reconciling the interpretations on levels. Three-dimensional solids (wireframe) models were built from the interpretations and were the basis for coding the block model. Within the vein and stockwork interpretation, 1.5 -metre composites were created from the assay intervals. To best represent the high and lower grade portions of the vein, an indicator variable was created using the intensity of sulfosalts and Au grade. Variograms were run on composites for the indicator variable in addition to Au and Ag within the high-grade portion and Au and Ag within the lower grade portion of the vein.

The indicator (high-sulfosalt) variable, high-grade Au, low-grade Au, high-grade Ag and low-grade Ag were estimated with four passes of ordinary kriging, using 15 search orientations from south-to-north that match the local strike and dip of the vein. Each of the passes was used to control the amount of data mixing with consideration given to the drill hole spacing.

The whole block grade for vein was calculated using the kriged indicator to weight the high and low grade kriged estimates. The formula used in this calculation was determined by visual inspection of the block grades relative to the drill hole and trench data, comparison of the average grade at a zero cutoff to the average of the declustered composites and comparison of profiles of kriged versus nearest neighbor results by northing and elevation.

An insitu dry density of 2.48 tonnes per cubic metre was used for tonnage calculations. This is based on 543 vein samples collected from throughout the deposit. These were tested at site using the wax-coated density technique as specified in ASTM standard C914-95 (reapproved 1999).

Checks made on the model include a comparison of the kriged estimate to the nearest neighbor (block polygon) models and to the declustered composites. The effect of edge (contact) dilution and ore loss was assessed in the feasibility study. Visual checks of the block grades relative to the drill hole and trench data were completed in detail on cross sections and levels on the computer screen.

Resource Classification

Mineral Resources have been categorized using the classification of the Canadian Institute of Mining, Metallurgy and Petroleum (2000), relevant definitions quoted below. This classification is the basis for Technical Reports by Qualified Persons in Canada, and the classification is virtually the same as that of the JORC code (Australia), SME guidelines (USA), SAMREC (South Africa) and that of the European Union.

The CIM Mineral Resource Definitions state that an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shapes and physical characteristics can be estimated with a level of confidence sufficient to allow appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced close-enough for geological and grade continuity to be assumed. Mineral resources under NI 43-101 must show a reasonable chance of economic viability however are not mineral reserves and do not have demonstrated economic viability.

An Inferred Mineral Resource can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified geological and grade continuity. The estimate is based on limited information from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

At Kupol, Indicated and Inferred Resources were defined by reviewing grade and mineralized vein width on east/west trending cross sections and on a vertical longitudinal projection. Indicated Mineral Resources are estimated where drill holes or trenches intersect the vein(s) at an approximate 50-metre spacing. Eighty-three percent of the Indicated Resource is supported by approximately 25x50-metre drill hole spacing. Projection of Indicated Resources is limited to 25 metres down-dip in the vein and 12.5 to 25 metres along strike. Within Indicated Resources, the vein structure is continuous, although the vein thickness may be affected locally by faulting and dikes. The grade appears continuous from hole to hole; this continuity has been confirmed by 141 trenches spaced at 4- to 5-metre intervals and 27 trenches at 10-metre intervals across the outcrop of the vein. Additionally, 63 close spaced drill holes were completed in Big Bend and South Zones, which confirm the grade and vein continuity. The average spacing of the detailed drilling is 10-metres along strike and 5 to 10-metres down dip.

Inferred Mineral Resources are estimated down dip and along strike from Indicated Resources in areas that have been drilled on an approximate 100-metre spacing. Projection distances have been limited to within 100 m of a drill hole.

Metal-at-Risk (Capping Levels)

The Mineral Resource is risk-adjusted with an average 5.8% metal reduction in the 25x50-metre spaced drill area (within Indicated Resource), 11.3% metal reduction in the 50x50-metre spaced drill area (within Indicated Resource) and 3.7% metal reduction in Inferred Resource. These approximately correspond to reductions of 5.8, 12.2 and 5 % targets developed by Bema's external consultants. The risk-adjustment accounts for a large portion of the gold being represented by a relatively small proportion of samples having very high grades. Blocks in the three-dimensional block model with gold grades greater than 8 g/t were adjusted downward by factoring the indicator to attain the metal reduction suggested by the metal-at-risk analysis.

Risk Adjustment (Description of Methodology)

Precious metals deposits have skewed grade distributions. Skewed grade distributions have the property that a small proportion of samples can represent a disproportionately large amount of metal. The limited number of these samples can introduce significant uncertainty into a resource estimate. It is a common practice to cut the grades of very high-grade samples, restrict their projection distance or to adjust resource models to mitigate risk.

In many precious metals deposits, Kupol included, the highest grade samples are scattered and discontinuous at the exploration drill-hole spacing. The number of high-grade samples intersected can vary according to the positioning of the drill holes, and it is impossible to know in advance which positions would give the most accurate estimate of the amount of high-grade metal actually present. The uncertainty related to the amount of high-grade metal can be evaluated using a Monte Carlo simulation technique that has been applied over a 14-year period. This method simulates re-drilling the deposit 1000 times and notes the variation in the amount of high-grade metal present in annual or global production increments. The 20th percentile of the simulated metal contents is added to the metal content represented by the remaining samples to give a risk-adjusted metal content. The difference between total metal content and risk-adjusted metal content is termed metal at risk. Theoretically, in four periods out of five, the mine should do better than the estimate; however there is additional and largely unquantifiable uncertainty related to how representative the assay distribution input is to the simulation.

The appropriate time-period for estimating Indicated Resources is annual, as Indicated Resources will be used to prepare annual production schedules as part of scoping and feasibility studies. For

Inferred Resources, there is inadequate information to support annual planning; therefore a global time-period is used.

The method has advantages over other top-cutting methods in that it takes into account 1) the data density, and 2) the volumes used for production scheduling. As the data density is increased, the amount of metal at risk declines; longer production increments will have less risk than shorter ones.

Item 6:
Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, B.C. V6E 4S3 Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 13th day of June, 2005.